Exhibit 99.1

Unaudited Interim Condensed Consolidated
Financial Statements
September 30, 2019

November 7, 2019

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“ Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	September 30,	December 31,
	2019	2018
	$	$
Assets
Current assets
Cash and cash equivalents	21,374	14,895
Amounts receivable	959	1,337
Prepaid expenses	3,675	2,700
Investment tax credits receivable	1,349	1,110
	27,357	20,042
Property and equipment	2,972	2,883
	30,329	22,925
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,876	7,575
Amounts due to directors	62	49
Current portion of long-term debt (note 5)	87	81
Current portion of lease obligation	99	90
	6,124	7,795
Lease obligation	1,234	1,308
Deferred share units (note 4)	–	1,436
Long-term debt (note 5)	8,327	8,069
	15,685	18,608
Equity	14,644	4,317
	30,329	22,925

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the period ended September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 6)	(note 7)	(note 8)

Balance, December 31, 2017	70,113	6,375	674	(70,819)	6,343
Net loss and comprehensive loss for the period	–	–	–	(21,935)	(21,935)
Issuance of shares in public offering	14,375	–	–	–	14,375
Share issuance costs	(1,480)	–	–	–	(1,480)
Redemption of DSUs, net of applicable taxes	220	–	–	–	220
Issuance of broker warrants	–	–	332	–	332
Exercise of warrants	5,480	–	(591)	–	4,889
Employee share options:
Value of services recognized	–	1,182	–	–	1,182
Exercise of options	1,444	(1,053)	–	–	391
Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

Net loss and comprehensive loss for the period	–	–	–	(18,890)	(18,890)
Issuance of shares in public offering	29,456	–	–	–	29,456
Share issuance costs	(2,499)	–	–	–	(2,499)
Exercise of warrants	82	–	(21)	–	61
Warrants expired	–	62	(62)	–	–
Deferred share units settled in shares:
Reclassification of units to equity-settled	–	955	–	–	955
Value of services recognized	–	148	–	–	148
Employee share options:
Value of services recognized	–	1,001	–	–	1,001
Exercise of options	353	(258)	–	–	95
Balance, September 30, 2019	117,544	8,412	332	(111,644)	14,644

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue
Subcontract revenue	13	6	26	49
Interest revenue	151	119	405	300
	164	125	431	349
Expenses
Research and development	5,652	3,897	13,467	8,384
General and administrative	2,635	2,349	6,778	6,281
Government assistance	(606)	(404)	(2,093)	(868)
Accreted interest (note 5)	379	270	1,169	806
	8,060	6,112	19,321	14,603
Net loss and comprehensive loss for the year	(7,896)	(5,987)	(18,890)	(14,254)
Basic and diluted loss per share	(0.16)	(0.14)	(0.38)	(0.33)
Weighted-average shares outstanding	50,615,488	44,923,009	49,324,232	43,342,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Nine months ended September 30,
	2019	2018
	$	$
Cash provided by (used in)
Operating activities
Net loss and comprehensive loss for the year	(18,890)	(14,254)
Charges to operations not involving cash
Interest on lease obligation	112	55
Depreciation of property and equipment	374	205
Accretion of long-term debt	1,169	806
Deferred share unit compensation	(332)	405
Stock-based compensation	1,001	835
Loss on disposal of assets	2	–
Revaluation of long-term debt	(840)	8
Net cash flows used by operating activities before changes in non-cash working capital items	(17,404)	(11,940)

Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	378	(396)
Increase in prepaid expenses	(975)	(585)
Increase in investment tax credits receivable	(239)	(459)
(Decrease) increase in accounts payable and accrued liabilities	(1,699)	1,146
Increase in amounts due to directors	13	21
	(19,926)	(12,213)
Financing activities
Proceeds from public offering	29,456	14,375
Share issuance costs in public offering	(2,499)	(1,148)
Proceeds from the exercise of stock options	95	388
Proceeds from the exercise of warrants	61	4,477
Incentive contribution from lessor	–	896
Proceeds from long-term debt	–	200
Withholdings on redemption of DSUs	–	(97)
Repayment of long-term debt	(65)	(50)
Repayment of lease obligation	(180)	(14)
	26,868	19,027
Investing activities
Acquisition of property and equipment	(463)	(1,466)
Proceeds from sale of assets	–	14
	(463)	(1,452)
Net change in cash and cash equivalents during the period	6,479	5,362
Cash and cash equivalents – Beginning of period	14,895	14,909
Cash and cash equivalents – End of period	21,374	20,271
Supplementary cash flow
Interest received	405	300

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation”, “IMV”) is, through its 100% owned subsidiary, a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology does not release the active ingredients at the site of injection but forces an active uptake and delivery of active ingredients into immune cells and lymph nodes. The Corporation’s first cancer immunotherapy uses survivin based peptides licensed from Merck KGaA, on a worldwide exclusive basis, formulated in DPX (“DPX-Survivac”). DPX-Survivac, has demonstrated the ability to induce prolonged T cell activation leading to tumour regressions in advanced ovarian cancer and is currently being used in clinical trials as a monotherapy and in combination with Merck’s KEYTRUDA® checkpoint inhibitor. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The address of its principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual audited financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018.

3	Significant accounting policies, judgements and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the period ended December 31, 2018, with the exception of a change to the accounting policy for Deferred Share Units as described in note 4 of these unaudited interim condensed consolidated financial statements. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018 for more information on accounting policies and methods applied.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Deferred share units (“DSUs”)

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 468,750 common shares.

DSU activity for the nine months ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	September 30,	December 31,
	2019	2018
	Number	Number
Opening balance	223,604	186,330
Granted	100,299	97,072
Redeemed	–	(59,798)
Closing balance	323,903	223,604

As at September 30, 2019, there were 323,903 (2018 - 223,604) DSUs outstanding related to this Plan.

On August 8, 2019 (“the reclassification date”), the the Corporation resolved to settle all future DSU redemptions in shares, instead of cash. All outstanding DSUs are accordingly now considered equity-settled instruments. As a result of this change, the fair value of the DSUs at the reclassification date were reclassified from liabilities to contributed surplus.

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors (“Board Members”), who are not employees or officers of the Corporation. DSUs cannot be redeemed until the holder is no longer of director of the Corporation. In accordance with the DSU Plan, DSUs for ongoing services are granted quarterly and vest immediately. The Board can also grant DSUs at its discretion, which may vest over time. The value attributable to DSUs is based on the market value at the time of grant and a compensation expense is recognized in general and administrative expenses on the consolidated statement of loss and comprehensive loss in accordance with the vesting terms. At the time of redemption, each DSU may be exchanged for one common share of IMV Inc.

The compensation expense (recovery) at September 30, 2019 was ($332) (2018 - $508 expense), recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

Subsequent to the reclassification date, 36,931 equity-settled DSUs were granted to Board Members with a weighted average grant date value per DSU of $3.87. All services received in exchange for the grant of DSUs were measured at their fair values at the time of grant and vest immediately.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

5	Long-term debt

	September 30,	December 31,
	2019	2018
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at September 30, 2019, the amount drawn down on the loan, net of repayments, is $3,744 (2018 - $3,744).	1,518	1,202
ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at September 30, 2019, the amount drawn down on the loan is $2,995 (2018 - $2,995).	1,396	1,034
ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at September 30, 2019, the amount drawn down on the loan, net of repayments, is $201 (2018 - $251).	194	238
TNC 120-140 Eileen Stubbs Ltd. (the “Landlord”) loan of $300,000, bearing interest at 8% annum, is repayable in monthly payments beginning upon receipt of the final installment of the loan until May 31, 2028. The loan is made available in three equal installments based on the Corporation meeting certain milestones. As at September 30, 2019, the amount drawn down on the loan is $285 (2018 - $300).	285	300

Province of Nova Scotia “The Province” secured loan with a maximum contribution of $5,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning January 1, 2021 of $83 plus interest until December 2025. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at September 30, 2019, the amount drawn down on the loan is $5,000 (2018 - $5,000).

	3,813	4,419
	8,414	8,150
Less: Current portion	87	81
	8,327	8,069

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5	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at September 30, 2019, is $15,169 (2018 -$15,234).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2019, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was August 9, 2020. The Corporation shall now start repaying the balance of the principal amount on the first day of January 2021, by making 60 monthly principal payments of $83 plus interest from January 2021 to December 2025. The annual interest rate remains at the Province’s cost of funds plus 1%.

In accounting for this change, the Corporation determined, based on industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan of 11% remains appropriate. The difference between the carrying value of the loan before the amendment and after the amendment of $840 has been recorded in the statement of loss and comprehensive loss as government assistance.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	September 30,	December 31,
	2019	2018
	$	$
Balance – Beginning of year	8,150	6,537
Borrowings, net of $nil (2018 - $nil) allocated to government assistance	–	300
Accreted interest	1,169	1,385
Revaluation of long-term debt	(840)	–
Repayment of debt	(65)	(72)
Balance – End of year	8,414	8,150
Less: Current portion	87	81
Non-current portion	8,327	8,069

The Corporation is in compliance with its debt covenants.

(5)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding
Balance – December 31, 2017	40,319,941	70,113
Issued for cash consideration, net of issuance costs	2,246,094	12,895
Stock options exercised	480,754	1,444
DSUs redeemed	29,713	220
Warrants exercised	2,029,899	5,480
Balance – December 31, 2018	45,106,401	90,152
Issued for cash, net of issuance costs	5,404,855	26,957
Stock options exercised	105,196	353
Warrants exercised	14,423	82
Balance – September 30, 2019	50,630,875	117,544

As at September 30, 2019, a total of 2,015,413 shares (2018 - 1,890,539) are reserved to meet outstanding stock options, warrants and deferred share units.

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26,705. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2,751. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately $29,456 before deducting the underwriting commissions and offering expenses of $2,499.

On February 15, 2018, the Corporation completed a bought deal public offering of 2,246,094 common shares at a price of $6.40 per common share, for aggregate proceeds of $14,375. Total costs associated with the offering were $1,480, including cash costs for commissions of $863, professional fees and regulatory costs of $285, and 134,766 compensation warrants issued as commissions to the agents valued at $332. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $6.53 for a period of 24 months, expiring on February 15, 2020.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

7	Contributed surplus

Amount
$
Contributed surplus
Balance – December 31, 2017	6,375
Share-based compensation – stock options vested	1,182
Stock options exercised	(1,053)
Balance – December 31, 2018	6,504
Share-based compensation
Stock options vested	1,001
Deferred share units vested	148
Reclassification of DSUs (note 4)	955
Stock options exercised	(258)
Warrants expired	62
Balance – September 30, 2019	8,412

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. In the current year, 243,100 stock options (2018 - 619,505) with a weighted average exercise price of $7.39 (2018 - $6.65) and a term of five years (2018 - five years), were granted to employees. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $909 (2018 - $2,378), which is a weighted average grant date value per option of $3.74 (2018 - $3.84), using the Black-Scholes valuation model and the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.89%	2.02%
Expected volatility	64%	77%
Expected life (years)	4.2	4.2
Forfeiture rate	5%	5%

Option activity for the nine months ended September 30, 2019 and the year ended December 31, 2018 was as follows:

	September 30, 2019		December 31, 2018
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Outstanding – Beginning of year	1,474,477	4.12	1,498,052	2.26
Granted	243,100	7.39	619,505	6.65
Exercised	(139,877)[1]	2.32	(626,875)[1]	2.18
Expired	(12,500)	2.37	(5,569)	1.80
Forfeited	(8,456)	7.24	(10,636)	4.92
Outstanding – End of year	1,556,744	4.79	1,474,477	4.12

1Of the 139,877 (2018 - 626,875) options exercised, 98,408 (2018 - 443,748) elected the cashless exercise, under which 63,727 shares (2018 - 297,626) were issued. These options would have otherwise been exercisable for proceeds of $229 (2018 - $975) on the exercise date.

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

7	Contributed surplus (continued)

Stock options (continued)

The weighted average exercise price of options exercisable at September 30, 2019 was $3.24 (2018 - $4.09).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 4,600,000 inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

8	Warrants

Warrant activity for the period ended September 30, 2019 and the year ended December 31, 2018 was as follows:

	September 30, 2019				December 31, 2018
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
		$	$		$	$
Opening balance	192,458	5.84	415	2,087,598	2.46	674
Granted	–	–	–	134,766	6.53	332
Exercised	(14,423)	4.22	(21)	(2,029,906)	2.41	(591)
Expired	(43,269)	4.22	(62)	–	–	–
Closing balance	134,766	6.53	332	192,458	5.84	415

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued to date in 2019. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2018
Risk-free interest rate	1.84%
Expected volatility	68%
Expected dividend yield	–
Expected life (years)	2

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IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	September 30, 2019		December 31, 2018
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	21,374	21,374	14,895	14,895
Amounts receivable	612	612	780	780
Accounts payable and accrued liabilities	5,858	5,858	7,557	7,557
Amounts due to directors	62	62	49	49
Long-term debt	8,414	8,414	8,150	8,150

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at September 30, 2019 and December 31, 2018 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At September 30, 2019, the fair value is estimated to be equal to the carrying amount.

10	Related party transactions

During the nine months ended September 30, 2019, there were no related party transactions (2018 - $nil).

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